Filed by: Trigon Healthcare, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14a-6
                                      of the Securities and Exchange Act of 1934

                                        Subject Company: Trigon Healthcare, Inc.
                                               Commission File Number: 001-12617

The following Transition Update was first posted on Trigon's intranet system on June 25, 2002.

THE TRANSITION UPDATE
NO. 7, JUNE 25, 2002

In This Issue:

o     Transition team updates
o     Give us your feedback

TRANSITION TEAM UPDATES

eBUSINESS: A NEW ROUTE TO MORE FUNCTIONALITY

eBusiness offers one of the most promising areas of opportunity in the proposed merger of Anthem and Trigon. With the merger, both Anthem and Trigon will have an opportunity to provide eBusiness functionality more effectively by combining development efforts.

To reach that goal, Trigon will stop work on the current development architecture, including operational data stores, so we can position the company to migrate to a common Anthem eBusiness platform in the next 18-24 months. Stopping this effort also allows Trigon to focus on upcoming transition work and deliver even more Trigon.com functionality using existing Point of Care technology.

"By delaying some functionality now, we will be able to deliver even more by year-end," said David Wade, Trigon senior vice president, marketing and eBusiness.

The impact to Trigon IT employees is expected to be minimal. "We are confident that most of the people affected by this new architectural approach to eBusiness will focus on other corporate priorities," said John Brighton, Trigon's CIO. "As we continue to grow our business and enhance our IT capacity, we expect any employee dislocation to be minimal."

Trigon will pursue another route to achieving the same - and more - Web functionality, using our existing Point of Care technology to enhance Trigon.com. While some functionality currently planned for July 2002 will be deferred until December 2002, taking this new route will enable us to deliver additional enhancements sooner.

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The previously planned July 2002 release, including enhanced e-mail management and basic member inquiry functionality, will be released in December 2002. However, the December release also will include other important online functions, such as the ability for members to view claims status and benefits information, that previously would not have been delivered until mid-2003. We continue to expect to be able to deliver drug cost and patient satisfaction information online in October of this year.

The work done by Trigon's highly skilled eBusiness team will provide a strong foundation as we move forward in partnership with Anthem. The two companies have complementary eBusiness operations, and blending our two architectures will enable the combined company to produce a more robust infrastructure and greater functionality in the long-term. "In the next 18-24 months, we will have an e-platform that leverages the best of Trigon and Anthem," Wade said.

"Some outstanding work has been completed by the Anthem and Trigon eBusiness transition teams working together," said Mark Boxer, Anthem senior vice president, eBusiness. "These efforts have laid the groundwork for our future eBusiness success."

A team of Trigon eBusiness and ISD employees will begin working now to deliver the new Trigon.com functionality using existing Point of Care technology. Other ISD employees currently working on eBusiness initiatives will now be available to work on other important initiatives that will move the business forward.

Information Technology is a shared service at Anthem, meaning associates from throughout the company work together across regions to support and implement enterprise-wide and regional initiatives.

"As we merge our companies, we want to pool our resources and match the skills and capabilities from both companies to the work at hand. In the virtual world of IT, location is less important than expertise and performance," said Jane Niederberger, Anthem CIO. "In our transition planning, we are looking at ways we can share our intellectual capital and assessing the synergies we can produce. This work will result in joint opportunities and joint impact."

CLOSING THE GAPS TO HIPAA COMPLIANCE

Another promising area of opportunity in the proposed merger is regulatory compliance. Health care companies, providers and other covered entities throughout the United States are gearing up for the first of several deadlines for compliance to the Health Insurance Portability and Accountability Act (HIPAA).

Anthem and Trigon plan to leverage Trigon's current efforts to develop a single system to support individual rights and disclosure tracking. The companies also will implement a database that supports all business units and will develop a common approach to legal interpretations and business decisions.

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Enacted in 1996, HIPAA addresses issues ranging from improved health insurance portability to administrative simplification, which is intended to reduce the cost and administrative burdens of health care by the use of standardized electronic transactions and code sets. Another critical area of administrative simplification includes privacy and security. The HIPAA regulations safeguard the use and disclosure of personal health information among providers, employers, health plans, individuals and others. The deadline for complying with the privacy regulations is April 14, 2003.

"This is a great opportunity to leverage the work Trigon already has done to be compliant with HIPAA," said Dan Desmond, vice president of HIPAA. "Working with the other Anthem plans will help reduce the cost and redundancy of efforts on many key aspects of HIPAA privacy compliance."

"We'll have a significant jumpstart on our efforts to develop a single solution for all of our business units because of the work Trigon brings to the table," said Anthem's Bob Heird, HIPAA executive sponsor.

GIVE US YOUR FEEDBACK

The Transition Update is a regular online newsletter for all Trigon employees and Anthem associates designed to keep you informed during the transition.

If you have a story idea or question, contact Beth Laws via e-mail, phone (804) 678-0708 or mail drop 46D.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This newsletter contains certain forward-looking information about Anthem, Inc. ("Anthem"), Trigon Healthcare, Inc. ("Trigon") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and Trigon, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission ("SEC") made by Anthem and Trigon; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's acquisition of Trigon, to achieve expected synergies and operating efficiencies in the Trigon acquisition and to successfully integrate our operations; our expectations regarding the timing, completion and accounting and tax treatments of the transactions and the value of the transaction consideration; and general economic downturns. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor Trigon undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. You are also urged to carefully review and consider the various disclosures in Anthem's and Trigon's various SEC filings, including but not limited to the registration statement on Form S-4, including the joint proxy statement/prospectus constituting a part thereof, filed by Anthem on June 7, 2002 and first mailed to Anthem and Trigon shareholders on or about June 12, 2002, Anthem's and Trigon's Annual Reports on Form 10-K for the year ended December 31, 2001, and Anthem's and Trigon's Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2002.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This newsletter may be deemed to be solicitation material in respect of Anthem's proposed merger with Trigon. On June 7, 2002, Anthem filed a registration statement on Form S-4, including a joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with the proposed merger. The joint proxy statement/prospectus was first mailed to Anthem and Trigon shareholders on or about June 12, 2002. INVESTORS AND SECURITY HOLDERS OF ANTHEM AND TRIGON ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders of Anthem and Trigon may obtain the registration statement, including the joint proxy statement/prospectus constituting a part thereof, and any other documents filed by Anthem or Trigon with the SEC for free at the SEC's web site, www.sec.gov, and Anthem shareholders may obtain such documents for free from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204 and Trigon shareholders may obtain such documents for free from Trigon Investor Relations at 2015 Staples Mill Road, Richmond, VA 23230.

PARTICIPANTS IN SOLICITATION

Anthem, Trigon, their respective directors and executive officers, other members of their respective management and certain of their respective employees may be deemed to be participants in the solicitation of proxies with respect to the proposed merger. Information concerning Anthem's participants in the solicitation of proxies and their direct and indirect interests, by security holdings or otherwise, is set forth in the registration statement, including the joint proxy statement/prospectus constituting a part thereof. Information concerning Trigon's participants in the solicitation and their direct and indirect interests, by security holdings or otherwise, is set forth in Trigon's Current Report on Form 8-K, which was filed with the SEC on April 29, 2002. Additional information regarding the interests of Anthem's and Trigon's directors and executive officers in the proposed merger are set forth in the registration statement, including the joint proxy statement/prospectus constituting a part thereof that was first mailed to Anthem and Trigon shareholders on or about June 12, 2002.